Exhibit 15(y)


                          AMENDMENT TO
          DISTRIBUTION PLAN FOR IVY FUND CLASS C SHARES


     WHEREAS, Ivy Fund is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and consists of one or more separate investment portfolios as may be established and designated from time to time;

     WHEREAS, the Board of Trustees of Ivy Fund (the "Board") has adopted a Plan dated February 10, 1996 (the "Plan"), in accordance with the requirements of Rule 12b-1 under the 1940
Act, and determined that there is a reasonable likelihood that the Plan will benefit Ivy Fund and its shareholders;

     WHEREAS, the Board, by written consent dated January 15, 1998, duly approved an amendment to Ivy Fund's Agreement and Declaration of Trust to redesignate each of Ivy Emerging Growth Fund, Ivy New Century Fund and Ivy Latin America Strategy Fund (each a "Fund") as Ivy US Emerging Growth Fund, Ivy Developing Nations Fund and Ivy South America Fund, respectively, and to change the names of each Fund's classes to reflect such redesignations; and

     WHEREAS, the Board, pursuant to Section 1 of the Plan, desires to amend the Plan so that it pertains to each Fund and its Class C shares as so redesignated.

     NOW THEREFORE, the Board having determined that the Plan shall pertain to each Fund and its Class C shares as so redesignated, Ivy Fund hereby adopts this Amendment as of the 20th day of January, 1998.


                              IVY FUND



                              By:  KEITH J. CARLSON, President